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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                              SEC FILE NO.: 1-5507
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                               CUSIP NO.: 55909301
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                                  (CHECK ONE):

/_/ FORM 10-K   /_/ FORM 20-F   /_/ FORM 11-K   /X/ FORM 10-Q    /_/ FORM N-SAR

                     FOR THE PERIOD ENDED: December 31, 2004

                                       OR

                       [ ] TRANSITION REPORT ON FORM 10-K
                       [ ] TRANSITION REPORT ON FORM 20-F
                       [ ] TRANSITION REPORT ON FORM 11-K
                       [ ] TRANSITION REPORT ON FORM 10-Q
                       [ ] TRANSITION REPORT ON FORM N-SAR

                  FOR THE TRANSITION PERIOD ENDED:_____________

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Magellan Petroleum Corporation

Address of Principal Executive Offices: 10 Columbus Boulevard, Hartford,
                                                               CT 06106



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                        PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (A) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (B) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/_/ (C) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

         Effective June 30, 2004, the Company's President, Chief Executive and Chief Financial Officer retired and was replaced by Daniel J. Samela as the Company's new Chief Executive Officer and Chief Financial Officer. Mr. Samela is the Company's sole full time employee. As a result of the foregoing factor, the Company has been unable to timely file its Form 10-Q for the quarter ending December 31, 2004 without unreasonable effort or expense.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

               Daniel J. Samela                         (860) 293-2006

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 /X/ Yes /__/ No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 /__/ Yes   /X/ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Magellan Petroleum Corporation
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                (Name of Registrant as Specified in Its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



                                      By: /s/ Daniel J. Samela
                                          --------------------------------------
                                          Daniel J. Samela
                                          President and Chief Executive Officer,
                                          Chief Financial and Accounting Officer

Date: February 14, 2005